JOGOHEALTH, INC.

FINANCIAL STATEMENT FOR THE PERIOD ENDED
DECEMBER 31, 2021

WITH INDEPENDENT ACCOUNTANT'S AUDIT REPORT

TABLE OF CONTENTS

Sai CPA Services

Monroe Office:
5 Villa Farms Cir,
Monroe Twp, NJ 08831
akumar@saicpaservices.com
Ph: 908-380-6876

East Brunswick Office:
1 Auer Ct, 2nd Floor,
East Brunswick, NJ 08816
support@saicpaservices.com
Ph: 908-888-8901

Independent Accountant's Audit Report

To Management
Jogohealth Inc.
Bridgewater NJ 08807

Report on the Audit of Financial Statements

Opinion

We have audited the financial statements of JogoHealth Inc, which comprise the Balance Sheet, statements of income, Cashflow Statement and Shareholder's Equity-as of December 31, 2021, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, the assets, liabilities, and Shareholder's Equity of JogoHealth Inc as of December 31, 2021 and its revenue & expenses and changes in Equity for the year that ended in accordance with the basis of accounting JogoHealth Inc uses for income tax purposes, as described in Basis of Accounting.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of JogoHealth Inc, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the basis of accounting JogoHealth Inc uses for income tax purposes and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibilities for the Audit of Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the financial statements.

In performing the audit, we exercise professional judgment and maintain professional skepticism throughout the audit, Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

We evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

We conclude whether, in our judgment, there are any conditions or events, considered in the aggregate, that raise substantial doubt about JogoHealth Inc's ability to continue as a going concern for a reasonable period of time.

Other Matters

We did not audit the financial statements of the Indian Subsidiary (Jogohealth Private Limited), a wholly owned 99.99% subsidiary and those statements were audited by other auditors in India, whose report has been furnished to us by the Management, and our opinion, insofar as it relates to the amounts included for Jogohealth Private Limited is based solely on the reports of the other auditors.

We did not audit the financial statements of it's US subsidiary (Bio Feedback DTX LLC), Owned 51%. Bio Feedback DTX LLC is unaudited and has been furnished to us by the Management. Our opinion on the consolidated financial statements insofar as it relates to the amounts and disclosures included in respect of these subsidiaries is based solely on such unaudited financial statements or financial information. In our opinion and according to the information and explanations given to us by the Management, these financial statements or financial information are not material to the Group.

Our opinion on the financial statements, and our report on Other Legal and Regulatory Requirements below, is not modified in respect of the above matters with respect to our reliance on the work done and the reports of the other auditors and the financial statements / financial information certified by the Management.

Ajay Kumar, CPA
Sai CPA Services
Date:

SAI CPA Services
1 Auer Ct, 2nd Floor, East Brunswick, NJ 08816
5 Villa Farms Cir, Monroe Twp, NJ 08831
akumar@saicpaservices.com

JOGOHEALTH INC

Profit & Loss Comparison

As of December 31, 2020 &2021

	Jan - Dec 20	Jan - Dec 21
Ordinary Income/Expense		
Income		
Revenue	-	6,469
	0	6,469
Expense		
Advertising and Promotion	1,895	28,280
Amortization	0	5,318
Bank Service Charges	628	696
Billing Expense	0	572
Business Credit Card	56,665	0
Computer and Internet Expense	821	307
Consulting Fee	306,330	0
Depreciation	0	5,000
Insurance Expense	25,372	78,254
Miscellaneous Expenses	1,869	0
Meals	0	1,195
Office Expense	0	16,301
Payroll Expense	315,000	346,612
Payroll Processing Fees	0	4,800
Postage	0	12,833
Professional Fees	57,973	268,821
R&D Expense	112,481	165,644
R&D Credit	0	-12,118
Rent Expense	14,300	37,600
Research Supplies	0	10,322
Subscriptions	0	23,198
Supplies	0	30,480
Taxes and Licenses	27,820	30,496
Telephone Expense	1,969	2,085
Training	0	3,885
Travel Expense	1,853	12,350
Total Expense	924,976	1,072,931
Net Income	**-924,976**	**-1,066,462**

JOGOHEALTH INC

Balance Sheet Comparison

As of December 31, 2020 &2021

	Jan - Dec 20	Jan - Dec 21
Asset		
Current Asset		
Checking/Savings		
Wells Fargo 5987	782,620	2,810,347
Wells Fargo Savings 2645	3,451	1,050
Cash	0	118
Total Checking/Savings	786,071	2,811,515
Total Current Assets	786,071	2,811,515
Fixed Assets		
Furniture & Equipment's	0	5,000
Depreciation on Fixed Assets	0	-5,000
Total Fixed Assets	0	0
Intangible Assets		
Intangible Assets	0	168,257
Amortization	0	-5,318
Total Intangible Assets	0	162,939
Other Assets		
Investment in JOGOHEALTH Pvt. Ltd	393,372	1,058,372
Loan to Sanjay Murali	2,144	0
Wefunder Receivable	0	95,650
ERC Receivable	10,000	69,215
Security Deposits Rent	1,950	1,950
Total other Assets	407,466	1,225,187
Total Assets	**1,193,537**	**4,199,641**
Liabilities & Equity		
Liabilities		
Current Liabilities		
PPP Loan	33,594	0
Other Payables	0	37,579
Total Current Liabilities	33,594	37,579
Long Term Liabilities		
Long Term Loans / Payables	0	4,002,167
Total Long-Term Liabilities	0	4,002,167
Equity		
Capital Stock	2,625,091	2,625,092
Retain Earnings	-1,465,148	-2,465,197
Total Equity	1,159,943	159,895
Total Liabilities & Equity	**1,193,537**	**4,199,641**

JOGOHEALTH INC

Cashflow Statement

As of December 31, 2020 &2021

	Jan - Dec 20	Jan - Dec 21
Cash at beginning of period	1,665,674	786,071
NET INCOME	(924,975)	(1,066,462)
Adjustments to reconcile Net Income		
Depreciation on Fixed Assets	-	5,000
Amortization of intangible Assets	-	5,318
CASH FLOWS FROM OPERATING ACTIVITIES		
Changes in Operating Assets and liabilities		
(Increase) in ERC Receivable	(10,000)	(59,215)
(Increase) in Receivable from Wefunder	-	(95,651)
Increase in PPP Loan	33,594	11,343
Increase in Other Payables	-	37,579
Net cash provided by Operating Activities	**(901,381)**	**(1,162,088)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Investment in JOGOHEALTH Pvt Ltd	(133,472)	(665,000)
Convertible Notes Payable	-	4,002,167
Loan to Sanjay Murali	7,856	2,144
Net cash provided by Investing Activities	**(125,616)**	**3,339,311**
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital Stock Contribution	309,590	-
Capital Expenditure	(162,197)	(151,779)
Net cash provided by Financing Activities	147,394	(151,779)
Net cash increase for period	(879,603)	2,025,444
Cash at end of period	**786,071**	**2,811,515**

JOGOHEALTH INC

Statement of Shareholder's Equity

As on December 31, 2021

	Common Stock		Preferred Stock		Additional	Accumulated	
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Total
BEGINNING BALANCE, JANUARY 1, 2020	1,000,000	$ 100	434,260	$ 43	$ 2,624,948	$ (1,465,148)	$ 1,159,943
Contributions							
Change in Retained Earnings						$ (1,000,049)	$ (1,000,049)
ENDING BALANCE, DECEMBER 31, 2021	1,000,000	$ 100	434,260	$ 43	$ 2,624,948	$ (2,465,197)	$ 159,895

Notes to the Financial Statements

1.Summary of Significant Accounting Policies

The Company

Jogohealth Inc. (the "corporation") is engaged in the business of Digital Therapeutics, healthcare services. The Company was created over ten years of tireless research and testing, as a potential prescription digital therapy to treat more than ten neuromuscular conditions. In 2019, Jogohealth received the patent for this innovation from United States Patent and Trademark Office (USPTO). Jogohealth uses an app and wearable technology that leverage AI and VR to treat pain and neuromuscular conditions by providing treatment protocols and games that can be adapted for muscle relaxation, movement coordination, and neuromuscular re-education, using the clinically proven science of neuroplasticity.

Calendar Year

The Jogohealth Inc operates on a calendar year.

Basis of Accounting

The accompanying financial statements of Jogohealth Inc have been prepared in accordance with accounting principles generally accepted in the United States. Jogohealth Inc's taxes are prepared on cash basis for filing the corporate tax returns.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at calendar year-end. Actual results could differ from those estimates.

Risks and Uncertainties

Jogohealth — the first-ever digital therapeutics product that used the science of EMG biofeedback to treat neuromuscular diseases. This product is new in the market and the company is yet to produce revenue from this product in its U.S operations.

Our understanding from the management is that the product is FDA approved and they have a Patent, which makes it more marketable with the prospective customers.

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
The Company had a cash balance of around $2.8M as of December 31, 2021. The Company held no cash equivalent securities as of December 31, 2021.

Other Receivable
The company have receivables of $155K for the year ended on December 31, 2021. ERC Receivable for the year 2021 is $59K and for the year 2020 is $10K.

Inventory
The company does not have Inventory.

Intangible Assets
In 2019, Jogohealth received the patent for this innovation from United States Patent and Trademark Office (USPTO). It has Intangible assets of 72K and goodwill arising as results of business acquisition of 96K before amortization during the fiscal year.

Property and Equipment
The Company has Nil Carrying value of Property and Equipment at the end of the fiscal year.

Income Taxes
Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during the year 2021. Net operating losses will be carried forward to reduce taxable income in future years.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short-term nature or they are payable on demand.

Concentrations of Credit Risk

Risk portfolio (Burn Rate)

The burn rate is calculated as the available cash at the end of the month/year to the monthly operating expenses.

2021 = 2,811,515/ 88,872 = 31.64

Average operating expense for 2021= 1,066,462/12=88,872

The available cash of $2,811,515 at the end of December 2021 can be used for the next 32 months.

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred, or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company recognizes revenue under U.S operations. Revenues are recognized on rental of JOGO device, delivery of therapy services and health coaching services.

Warranty Reserve

The Company currently do not provide warranty reserve and will provide for future claims for the period whenever is required.

Advertising and promotion Expenses

The Company expenses advertising costs as they are incurred. The company incurred $2K in 2020 and $28K in 2021.

Research and Development Expenses

Research and development costs are recorded as incurred. Total expenses related to research and development were $165K for the year ending December 31, 2021.

Foreign Currency

The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the US Company. Foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Nonmonetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction.

Foreign Operations

Jogohealth Private Limited is incorporated in India on May 14, 2019 and provides healthcare services. Jogohealth Private Limited is 99.99% subsidiary of Jogohealth Inc. Jogohealth Inc uses Cost method of accounting to reflect the investment in the subsidiary.

Equity Based Compensation
The Company has a Non statutory Stock Option, 2019 Stock Incentive Plan. All Stock Option grants are based on this plan. These Option are not intended be an incentive stock option as defined in Section 422 of the Internal Revenue Code of 1986, as amended, and any regulations promulgated thereunder (the "**Code**"). The shares issuable upon the Exercise are not registered under the Securities Act of 1933.The Company has also issued Warrants.

2. Commitments and Contingencies
Our understanding from the management is that the Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Investments & Acquisition Opportunities:

a. **BIO Feedback DTX, LLC** is Texas based LLC incorporated on January 01, 2021, and providing Digital therapeutics services. Jogohealth Inc Owns 51% of this entity, which has no significant revenue during the fiscal year.
b. During the fiscal year the company acquired **White's Physical Therapy & Bodymechanix LLC and** is engaged in the business of Digital therapeutics. The company had significant operating revenue in pre-covid pandemic and abnormal decline in operating revenue during the pandemic due to suspension of business operations over a period of 6 months. The operating income for consecutive four fiscal years beginning with year 2018 is $98K, year 2019 is $96K, year 2020 is $26K and year 2021 is $3K.

Jogohealth is constantly searching for interesting new entities that can strengthen existing operations in business areas. These acquisitions, domestic and cross border investments provide a presence in potential new markets, complement product and services offerings, and are expected to achieve future growth which is an important component of Jogohealth business model.

4. Loans Receivable – Related Parties
The Company has not provided loans to related parties during the fiscal year. As of December 2021, there are no loan payments due to the Company.

5. Equity
Under the articles of incorporation, the total number of all classes of shares that the Corporation shall have authority to issue is 4,000,000.

Common Stock
The Company is authorized to issue 3,494,634 shares of Common Stock, $0.0001 par value per share. Our understanding from the management, as of December 2021, out of 3,494,634 shares authorized, 1,000,000 shares were issued and Outstanding with 1:1 Voting Rights.

Preferred Stock

Also, under the Company formation documents, the total number of preferred shares of stock that the Corporation shall have authority to issue is 61,096 shares of Series Seed 1 Preferred Stock, $0.0001 par value per share and 4,44,270 of Seed 2 Preferred Stock.

Our understanding from the management, as of December 2021, 61,096 Preferred shares seed 1 shares and 444,270 Preferred shares seed 2 have been authorized and 61,056 Preferred shares seed 1 shares and 373,204 Preferred shares seed 2 shares are Outstanding with 1:1 Voting Rights.

Equity Based Compensation

The Company has 60,000 Warrants and 476,000 Stock Options as securities reserved for issuance upon exercise or conversion. All stock option grants are based on the 2019 Stock Option Plan. Our understanding from the management is that their vesting period and amounts are variable. The vesting schedule for key executives are generally 20% per year for 5 years and for interns and other short-term consultants, it vests immediately or within 1 year after grant date.

6. Subsequent Events

The Company plans to issue stock options to newly hired key executives, as well as key members of staff who are key to the performance and growth of the Company. The Company has evaluated subsequent events till December 2021, from the date which the financial statement available to be issued. Our understanding from the management is that no events require additional disclosure.

7.Impact of COVID 19 Pandemic

The Company's management has considered the possible effects that may result from the Covid-19 pandemic on the business in U.S. In developing the assumptions relating to the possible future uncertainties in the economic conditions because of this pandemic, the Company, as at the date of approval of these financial statements has used internal and external sources of information to assess the expected future performance of the Company. The Management confirms that they have not identified events or conditions that may cast significant doubt on the Company's ability to continue as a going concern.

***Other Matter:* Supplementary Information**

The Company prepares its accounts using third party accountant. The Company has three employees and other consultants with consultation contracts for the period. The consultants who work on need basis do not have any consultation agreements.

The Company has purchase orders for foreign suppliers. The Company pays the prevailing rate of exchange at the date of the transaction.

The accompanying supplementary information is presented for the purpose of additional analysis and is not a required part of the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements.

Enclosures: Indian Subsidiary Financials

Jogohealth Private Limited: Financial Statements for the period ended December 31, 2021

JOGOHEALTH PRIVATE LIMITED

Comprehensive Income Statement

Particulars	**For the period ended (Amount in INR)**		**For the period ended (Amount in $)**	
	31 December 2021	**31 December 2020**	**31 December 2021**	**31 December 2020**
Income from Healthcare Services	11,787,311	4,716,423	159,426	63,648
Renting of medical equipment	20,000	129,135	271	1,743
Sale of medical equipment	26,110	-	353	
Total Revenue	**11,833,421**	**4,845,558**	**160,050**	**65,390**
			-	
Salaries and benefit	28,582,248	8,011,413	386,581	108,113
Supplies	1,320,198	726,955	17,856	9,810
Other operating expenses (refer note below)	24,791,562	8,884,593	335,311	119,897
Depreciation and amortization	1,719,432	1,082,170	23,256	14,604
Interest expense		-		
Total expense	**56,413,439**	**18,705,130**	**763,004**	**252,424**
			-	
Income before income taxes	(44,580,018)	(13,859,572)	(602,954)	(187,034)
Provision for income taxes	-	-		
Net income/Net Loss	**(44,580,018)**	**(13,859,572)**	**(602,954)**	**(187,034)**

Other Operating Expenses

Particulars	For the period ended (Amount in INR)		For the period ended (Amount in $)	
	31 December 2021	31 December 2020	31 December 2021	31 December 2020
<u>Other operating expenses</u>				
Advertising and marketing	1,266,297	932,575	17,127	12,585
Bank fees/charges	93,603	57,585	1,266	777
Brokerage and commission	2,400	196,000	32	2,645
Electricity expense	362,968	99,482	4,909	1,343
Insurance expense	322,873	213,192	4,367	2,877
Legal and professional fees	11,444,440	2,891,538	154,788	39,021
Meals and entertainment	-	44,435	-	600
Miscellaneous expenses	317,380	1,624,220	4,293	21,919
Rates & Taxes	452,679	-	6,123	-
Office supplies	2,508,660	119,612	33,930	1,614
Rent and lease	4,063,817	2,396,794	54,964	32,345
Research and development		253,568	-	3,422
Travel Expenses	1,296,297	55,592	17,533	750
Clinic Expenses	2,660,148	-	35,979	-
	24,791,562	**8,884,593**	**335,311**	**119,897**

Jogohealth Private Limited
Balance Sheet

Particulars	As at (Amount in INR)		As at (Amount in $)	
	31st December 2021	31st December 2020	31st December 2021	31st December 2020
ASSETS				
CURRENT ASSET				
Cash and cash equivalents	1,719,634	2,642,311	23,258	36,179
Accounts receivable, net	436,041	220,078	5,898	3,013
Total Current Assets	**2,155,674**	**2,862,389**	**29,156**	**39,193**
PROPERTY AND EQUIPMENT				
Property and equipment, net	10,513,398	5,485,057	142,196	75,103
OTHER ASSETS				
Intangible assets, net	5,000,000	4,375,121	67,626	59,905
Deposits	2,995,510	2,160,000	40,515	29,575
Taxes receivable	316,815	20,270	4,285	278
Total Other Assets	**8,312,325**	**6,555,391**	**112,426**	**89,758**
TOTAL ASSETS	**20,981,397**	**14,902,837**	**283,778**	**204,053**
LIABILITIES				
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Accounts payable	2,314,961	1,403,169	31,310	19,213
Accrued expenses	257,879	42,629	3,488	584
Taxes payable	553,840	176,334	7,491	2,414
Refundable Deposits	159,500		2,157	
Total Current Liabilities	**3,286,181**	**1,622,132**	**44,446**	**22,211**
OTHER LIABILITIES				
Unsecured Loan	25,589	25,589	346	350
TOTAL LIABILITIES	**3,311,770**	**1,647,721**	**44,792**	**22,561**
SHAREHOLDERS' EQUITY				
Common stock, authorized 3,750,000 shares, Shares issued and outstanding, INR 10 par value.	48,051,850	25,865,060	386,646	354,151
Additional paid-in capital	29,069,295	2,373,250	656,434	32,495
Retained earnings	- 59,451,518	- 14,983,194	-804,094	-205,154
Total Equity Shareholders' Fund	**17,669,627**	**13,255,116**	**238,986**	**181,492**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**20,981,397**	**14,902,837**	**283,778**	**204,053**